DoSpace, Inc.

ANNUAL REPORT

1125 S 103rd St # 800
Omaha, NE 68124
1111111111
https://www.dospace.com/

This Annual Report is dated March 4, 2026.

BUSINESS

Overview

DoSpace, Inc. (or the "Company") is a home improvement platform that aims to revolutionize the way homeowners and professionals transform their spaces. By integrating visualization, shopping, and contractor hiring into one seamless platform, DoSpace simplifies the entire home improvement process. Users can upload any interior design inspiration photo and instantly see it replicated in their own space, allowing them to visualize, shop, and hire contractors with just a few taps. The platform is powered by 360° Photo technology and has formed both direct and affiliate relationships with major retailers like Lowe's, Wayfair, Thumbtack, and Walmart.

Corporate History

DoSpace, Inc. was initially organized as 429 Technologies LLC, a Nebraska LLC on August 29, 2022, and converted to a Delaware C-Corp on June 30th, 2023.

The Company's Intellectual Property ("IP"):

DoSpace, Inc. owns multiple intellectual property assets, including U.S. trademarks (Reg. No. 7,492,570 and 7,123,020) and patent applications (No. 63/683,852 and 63/683,831), which were formally assigned to the Company on February 13, 2025, by Mason Milliken and Milliken Inc. under an Intellectual Property Assignment Agreement. This agreement transferred all rights, title, and interest in these assets, including enforcement and licensing rights, to DoSpace. Prior to the formation of 429 Technologies LLC, Milliken Inc., a company owned and operated by DoSpace's CEO Mason Milliken, provided approximately $2 million in funding to support the development and viability testing of the DoSpace concept. In addition to these assigned assets, DoSpace, Inc. has developed and continues to maintain proprietary trade secret algorithms and other intellectual property as part of its operations.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,732,279.90
Number of Securities Sold: 927,272
Use of proceeds: Mobile Web App Product development and establishment of key partnerships

Date: January 25, 2025
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2024 was $30,071 compared to $100,751 in fiscal year 2025. The increase in recognized revenue reflects the Company's early traction across several revenue streams, including SaaS subscriptions, vendor product placements, and early integration fees.

Cost of Sales

Cost of Sales for fiscal years 2024 and 2025 remained $0. Given DoSpace's SaaS-drive model, direct costs associated with each sale are minimal at this stage. Most operational expenses relate to platform development, marketing, and administrative functions, rather than variable product delivery costs.

Gross Margins

Gross profit was $30,071 in 2024 and $100,751 in 2025, representing a gross margin of 100% in both years. This strong gross margin is characteristic of a digital platform model with scalable infrastructure and low incremental delivery cost.

Expenses

Expenses decreased from $1,175,461 in fiscal year 2024 to $818,559.48 in fiscal year 2025.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 21,806.06.

Debt

Creditor: Arbor Bank
Outstanding balance: $415,000.00
Interest rate: 8.25%
Material terms: On October 23, 2023, the Company entered into a line of credit agreement with Arbor Bank, allowing for a maximum credit limit of $500,000. As of December 31, 2024, the outstanding balance on the line was $415,000. The interest rate remains Prime + 1.5% (8.25% as of year-end), and the credit line matures on June 22, 2025.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mason Richard Milliken

Mason Richard Milliken's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO, Principal Accounting Officer & Board Member
Dates of Service: October 2022 — Present
Responsibilities: As the President of DoSpace, I lead the vision and strategy for revolutionizing the home improvement industry through DoSpace. I hold 9,077,579 Common shares in DoSpace and receive payment for my role through management fees paid from DoSpace to Milliken Inc.

Employer: EverSeal.com
Title: Founder / Owner / CEO
Dates of Service: April 2016 — December 2022
Responsibilities: I started the company in my basement and as CEO scaled it into 15 cities across the nation with 150 employees in 5 years before selling to private equity at the end of 2021. I then transitioned as CEO through 2022 before leaving and starting DoSpace.

Employer: Milliken Inc.
Title: President
Dates of Service: March 2017 — Present
Responsibilities: Mason is the only employee and is responsible for all affairs of the company. He receive an annual salary of $80K and works an estimated 30 minutes a week for Milliken as this company is not currently conducting business operations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Mason Richard Milliken
Amount and nature of Beneficial ownership: 9,077,579
Percent of class: 80%

RELATED PARTY TRANSACTIONS

Name of Entity: Milliken Inc
Names of 20% owners: Mason Milliken
Relationship to Company: CEO, sole Board Member, and 20%+ owner
Nature / amount of interest in the transaction: In 2022, the year of its inception, 429 Technologies LLC received a $2 million capital contribution from Milliken Inc., a company solely owned and operated by DoSpace Inc.'s CEO, Mason Milliken, in the form of an Intellectual Property (IP) transfer.
Material Terms: Milliken Inc. invested $2 million in research and development (R&D) efforts to support the viability testing and early development of the DoSpace concept. As part of this investment, Milliken Inc. transferred ownership of IP valued at $2 million to 429 Technologies LLC as a capital contribution.

The IP is still in development, and therefore, no amortization has been recorded as of December 31, 2022. The Company will begin amortizing the IP once it is completed and available for its intended use, in accordance with ASC 350, "Intangibles – Goodwill and Other." As of December 31, 2023 and December 31, 2022, there were no outstanding financial obligations between the Company and Milliken Inc. related to this transaction. On February 13, 2025, the Company executed an Intellectual Property Assignment Agreement with Milliken Inc., formally transferring trademarks and patent applications from Milliken Inc. to DoSpace Inc. The assignment was completed without any outstanding obligations, consideration, or retained rights by Milliken Inc.

OUR SECURITIES

Common Stock

Authorized: 15,000,000
Outstanding: 11,405,606
Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below.
Material Rights:
The total amount outstanding includes 100,000 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Additional Issuances of Common Stock

While this Regulation Crowdfunding offering has been live, the Company sold 9,405 shares of Common Stock at $3.19 per share to one investor under Regulation D, raising $30,001.95. The shares are identical in rights and preferences to those offered in this Regulation Crowdfunding offering, except that Reg CF investors assign their voting rights to the CEO, while Reg D purchasers retain full voting rights. The Company may accept additional limited investments under Regulation D at the same share price from time to time, though no concurrent Regulation D offering is being actively marketed.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the President of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

 If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Since the date of the original Form C filing, the Company has sold an additional 9,405 shares of Common Stock at $3.19 per share to one investor under Regulation D, for a total raise of $30,001.95. The Company may accept additional limited investments under Regulation D on the same terms, though no concurrent Regulation D offering is being actively marketed. Please see the Company's Securities and Risk Factors sections of the Form C for further information.

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore,

the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition,

consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the President of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
DoSpace, Inc was formed on 8/29/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. DoSpace, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less

willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential

revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or

disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

CEO Lack of Compensation from DoSpace and Dual Role at Milliken Inc.

Mason Milliken, the CEO and sole director of DoSpace, Inc. (DoSpace), does not currently receive a salary for his work at DoSpace. Instead, he receives an annual salary of approximately $80,000 from Milliken Inc., a company he solely owns and serves as President. While Milliken Inc. is not actively conducting business, it continues to hold funds from the sale of Mason's previous company, from which he draws a salary. Mason works 50 hours per week for DoSpace and 0.5 hours per week for Milliken Inc.

Although Mason has a significant equity interest in DoSpace, there is some level of risk in investing in a company where the CEO does not receive a salary. Mason has indicated that he will only take a salary from DoSpace if and when he deems the company can financially support it, but no specific benchmarks have been set for this transition. Investors should consider the potential implications of this arrangement, including the possibility that Mason may need to allocate time to other sources of income if DoSpace cannot support his compensation in the future.

We are selling shares outside of this Regulation Crowdfunding offering, and those investors may receive different rights than you
While this Regulation Crowdfunding offering has been live, we have sold and may continue to sell additional shares of Common Stock under Regulation D at the same share price. These shares are substantially identical to those being offered under this Form C, except that investors purchasing through Regulation D retain their full voting rights, while Reg CF investors assign their voting rights to the CEO through an irrevocable proxy. As a result, Reg D investors may have greater influence over the Company's governance and decision-making than Reg CF investors, even though both hold the same class of Common Stock. Additionally, ongoing or future Reg D sales could further dilute your ownership percentage or change the composition of our shareholder base in ways that impact your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

DoSpace, Inc.
By /s/ *Mason Milliken*
Title: Founder / Owner / President

By /s/ *Mason Milliken*

Name: <u>Mason Milliken</u>
Title: Founder / Owner / President

By /s/ *Mason Milliken*

Name: <u>Mason Milliken</u>
Title: TBD

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

DoSpace, Inc.

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Checking_2581-1	21,806.06
Initiate Business Checking�� (7551) - 8	36,877.99
SECOND 2 (2974) - 8	19,770.19
Wells Fargo Way2Save�� Savings (7075) - 8	177.56
Total for Bank Accounts	**$78,631.80**
Accounts Receivable	
Accounts Receivable (A/R)	49,500.00
Total for Accounts Receivable	**$49,500.00**
Other Current Assets	
Payments to deposit	0.00
Payroll Corrections	1,279.08
QuickBooks Tax Holding Account	872.17
Total for Other Current Assets	**$2,151.25**
Total for Current Assets	**$130,283.05**
Fixed Assets	
Accumulated Amortization	-1,120,876.21
Professional Developer	376,832.16
R&E	277,010.09
Software Development	432,333.00
Software Development/Electronic Commerce Website	1,391,062.30
Website Content/Advertising	307,369.78
Website Cost	112,752.21
Website Design	364,523.28
Total for Fixed Assets	**$2,141,006.61**
Other Assets	
Due to Owner - Mason	3,977.47
Total for Other Assets	**$3,977.47**
Total for Assets	**$2,275,267.13**

Balance Sheet

DoSpace, Inc.

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Business Platinum Card® (1002) - 3	34,966.79
Capital One_6845 - 2	56,397.35
M. MILLIKEN (4049) - 4	52,862.90
Visa (1942) - 8	52,375.52
Total for Credit Cards	**$196,602.56**
Other Current Liabilities	
CRB Rocket	40,062.92
CRB Upgrade	27,055.68
Direct Deposit Payable	0.00
Lending Club	26,395.02
Lines of credit	
Arbor Direct	500,000.00
Total for Lines of credit	**$500,000.00**
Loan Payable to Ed	6,555.56
Payroll Liabilities	$664.84
CA PIT / SDI	-274.46
Federal Taxes (941/943/944)	1,131.12
Federal Unemployment (940)	84.00
NE Income Tax	239.12
NE Unemployment Tax	-70.20
Total for Payroll Liabilities	**$1,774.42**
Truist Light Stream	38,259.00
Total for Other Current Liabilities	**$640,102.60**
Total for Current Liabilities	**$836,705.16**
Long-term Liabilities	
Epic	31,000.00
Fast Cash	39,702.27
Fintegra Loan	64,476.70
Foward Finance Loan	28,187.50
Georgia Venture Holdings	50,000.00
Highland Hills	32,500.00
Kash Advance	26,611.00
Notes Payable to Milliken	59,000.00
On Deck Loan	100,658.68
Total for Long-term Liabilities	**$432,136.15**
Total for Liabilities	**$1,268,841.31**

Balance Sheet

DoSpace, Inc.
As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Estimated Taxes	-800.00
Investment	24,206.30
Investment - Allie R	124,999.20
Investment - Aubrey	25,000.00
Investment - Beyond Capital	100,002.00
Investment - Brian Zonnefeld	30,000.00
Investment - Bruce M	150,000.00
Investment - Carly Carlson	25,002.00
Investment - Carol J Swartz	25,002.00
Investment - Charles Booth	30,000.65
Investment - Christi H	25,500.00
Investment - Dalton Ling	200,000.00
Investment - Danielle Birk	25,000.03
Investment - Daniel Lien	25,002.00
Investment - Debora P	25,500.00
Investment - Drew Moore	60,001.00
Investment - Ed Rush	5,000.00
Investment - Ellyn Roseane	30,001.95
Investment - Entrust Group	25,002.00
Investment - Gabriel A	100,000.00
Investment - Gingerich Construction	25,000.00
Investment - Glenn H	25,500.00
Investment - Graham Burke	10,000.00
Investment - Greg Muldrew	25,000.00
Investment - Gregory Horne Sender	100,000.00
Investment - Hannah Kustes	25,000.03
Investment - Heather Faye	150,001.60
Investment - Inspired Closets	25,000.00
Investment - Jeffrey Hasselman	25,002.00
Investment - Jeffrey Witter	25,000.03
Investment - Jesse P	25,500.00
Investment - Joanna Horevay	25,000.80
Investment - Joe T	25,000.00
Investment - Jude Sullivan	25,002.00
Investment - Kent Eugene	50,000.83
Investment - Leo-Holder Wilan	30,001.95
Investment - Lori Kay	25,002.00
Investment - Luis Forton	20,250.00
Investment - Mark Reckmeyer	125,001.60
Investment - Mason M	135,000.00
Investment - Micaela	25,000.80
Investment - Nathaniel Nyberg	65,001.00

Balance Sheet

DoSpace, Inc.

As of December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Investment - Philip Gingerich	50,000.00
Investment - Rebecca Hogg	10,000.00
Investment - Rodney Nyberg	25,002.00
Investment - Rooster Lips	55,001.98
Investment - Ryan B	30,001.95
Investment - Sonia A	100,000.00
Investments - Start Engine	322,522.55
Investment - Stacey Harris	25,002.00
Investment - Stone	25,000.00
Investment - Teresa Lubovich	20,000.00
Investment - Terri Murphy	50,000.00
Investment - The Entrust Group	8,501.35
Investment - Venita Forbes	25,000.80
Investment - Vicki Penney-Rohner	100,002.00
Opening balance equity	5,569.33
Owner draws	-32,979.09
Owner investments	$44,787.00
Ed Rush's IRA	300,000.00
Total for Owner investments	**$344,787.00**
Retained Earnings	-789,075.21
Net Income	-1,433,594.61
Total for Equity	**$1,006,425.82**
Total for Liabilities and Equity	**$2,275,267.13**

Profit and Loss

DoSpace, Inc.

January 1-December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
SaaS	10,414.75
Sales	36.30
Sales of Product Income	42,000.00
Services	48,300.00
Uncategorized Income	0.00
Total for Income	**$100,751.05**
Gross Profit	**$100,751.05**
Expenses	
Accounting Services	14,763.50
Advertising & marketing	$508.01
Advertising	16,407.20
Social media	5,596.65
Website Design	14,772.70
Total for Advertising & marketing	**$37,284.56**
Business Licenses, Permits, & Fees	710.00
Contract labor	6,335.00
Developer	11,343.26
Dues & Subscriptions	38,868.21
General business expenses	$63.20
Bank fees & service charges	4,726.25
Uniforms	106.30
Total for General business expenses	**$4,895.75**
Hosting/Servers	61,173.81
Insurance	
Business insurance	32.99
Liability insurance	968.66
Total for Insurance	**$1,001.65**
Interest paid	$39,752.88
Credit card interest	1,258.62
Total for Interest paid	**$41,011.50**
Management Fee	233,350.07
Meals and Entertainment	1,938.02
Office expenses	
Office supplies	5,063.39
Total for Office expenses	**$5,063.39**
Payroll expenses	
Bonus	2,500.00
Taxes	13,367.87

Profit and Loss

DoSpace, Inc.

January 1-December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Wages	169,904.17
Total for Payroll expenses	**$185,772.04**
Professional Fees	
Consulting	87,979.16
Legal Services	11,788.36
Recruiting/Contract Labor	57,116.55
Total for Professional Fees	**$156,884.07**
QuickBooks Payments Fees	3,472.07
Taxes paid	-$444.91
Payroll taxes	879.47
Total for Taxes paid	**$434.56**
Travel	$466.98
Airfare	2,039.71
Fuel	324.05
Parking/Tolls	288.00
Taxis or shared rides	918.96
Total for Travel	**$4,037.70**
Utilities	
Phone service	0.00
Total for Utilities	**$0.00**
Website Content	10,220.32
Total for Expenses	**$818,559.48**
Net Operating Income	**-$717,808.43**
Other Income	
Other income	
Credit card rewards	9,784.54
Total for Other income	**$9,784.54**
Total for Other Income	**$9,784.54**
Other Expenses	
Amortization Expense	704,743.01
Ask My Accountant	20,706.00
Vehicle expenses	
Vehicle gas & fuel	121.71
Total for Vehicle expenses	**$121.71**
Total for Other Expenses	**$725,570.72**
Net Other Income	**-$715,786.18**
Net Income	**-$1,433,594.61**

DoSpace, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2025

	Common Stock Shares	Common Stock Amount ($)	Additional Paid-in Capital ($)	Accumulated Deficit ($)	Total Stockholders' Equity ($)
Balance, January 1, 2025	**10,863,935**	**1,086.00**	**3,841,182.00**	**-1,565,563.00**	**2,276,705.00**
Issuance of common stock — Reg D private rou	63,337	6.33	190,004.67		190,011.00
Issuance of common stock — Reg CF crowdfun	335,492	33.55	1,016,234.19		1,016,267.74
Issuance of common stock — private round ($4	123,764	12.38	504,789.27		504,801.65
Net loss for the year ended December 31, 2025				-1,433,595.00	-1,433,595.00
Balance, December 31, 2025	**11,386,528**	**1,138.26**	**5,552,210.13**	**-2,999,158.00**	**2,554,190.39**

Note: Beginning balances sourced from DoSpace, Inc. Form C-AR (Annual Report) filed with the SEC on April 29, 2025 (period ended December 31, 2024). Share issuances reflect transactions recorded through December 31, 2025 per the company's capitalization table. Net loss of $(1,433,595) is for the year ended December 31, 2025 per management's financial records. These financial statements are unaudited and preliminary.

DOSPACE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1 – NATURE OF OPERATIONS

DoSpace, Inc. was formed on August 29, 2022 ("Inception") in the State of Delaware. The financial statements of DoSpace, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Omaha, Nebraska.

DoSpace, Inc. is a home improvement platform aiming to revolutionize the way the world transforms spaces. The Company provides an interactive application that allows users to upload interior design photos and instantly visualize new looks, swipe through new walls, floors, and products within their own home. The platform acts as a multi-sided marketplace, connecting consumers with vendors to purchase products directly and with contractors to request quotes and hire professionals, streamlining the journey from inspiration to execution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenues from its home improvement visualization platform, including SaaS subscriptions, affiliate commissions, and marketplace transactions, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and applicable state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2025, the Company had outstanding short-term debt of $836,705 and long-term debt of $1,268,841. This debt consists of various business loans, lines of credit, and credit card balances utilized to fund the Company's operations and platform development.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 12,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2025, the company has currently issued and outstanding 11,386,528 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There were no material related party transactions during the year ended December 31, 2025 that require disclosure. Normal operating transactions like salaries or health benefits do not require disclosure.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through March 24, 2026, the issuance date of these financial statements. Subsequent to year-end, the Company issued additional shares of common stock pursuant to ongoing fundraising efforts. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Mason Richard Milliken, the President and Chief Executive Officer of DoSpace, Inc., hereby certify that the financial statements of DoSpace, Inc. and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C-AR annual report are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025, the amounts reported on our tax returns were total income of $110,536; taxable income of $(1,432,625) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of March 24, 2026.



_____
Mason Richard Milliken
President & CEO
March 24, 2026